July 1, 2011

United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Mobad Service Corporation
Registration Statement on Form S-1
File May 19, 2011
File No. 333-174345

           Below are the responses to your comment letter of June 15, 2011.

General

1.      Please revise to include a dealer prospectus delivery obligation on the outside back cover page of the prospectus.   Please refer to Item 502(b) of Regulation S-K.

Dealer Prospectus Delivery disclosure added.

2.      We note your statements on page two and elsewhere that you are a blank check company conducting an offering pursuant to Rule 419 under Regulation C.   Your offering includes a resale component whereby Mr. O’Dare, your sole shareholder, will potentially sell 40,000,000 Rule 419.  For additional guidance, please see Securities Act Rule Compliance and Disclosure Interpretation No. 616.02.   Please revise your disclosure in your Form S-1 such that both the primary and the resale offering comply with the substantive and procedural requirements of Rule 419.

Disclosure revised to fully comply with Rule 419.

3.      On page two you say that the funds from sales of the selling shareholder’s shares will be place into escrow and will eventually be released to Mr. O’Dare.  On page five you state that those funds will eventually be released to the company.  Please reconcile this disclosure and revise your expected proceeds amount and registration statement accordingly.

Revised to consistently disclose that the proceeds will all be eventually released to the Company.

4.      On page 14 you state that the company must complete the maximum new issue share offering of 10,000,000 shares before Mr. O’Dare can sell his own shares.  Please revise your registration statement to clearly reflect this arrangement in the Prospectus Summary.   Provide additional discussion as necessary to explain the purpose and reasoning of this plan of distribution.

Disclosure that the company must complete the maximum new issue offering of 10,000,000 shares before Mr. O’Dare… has been deleted.

Prospectus Cover Page, page 2

5.     At the beginning of the third paragraph of this section you state that “[t]he offering may terminate on the earlier ….”   Please revise to disclose the definitive termination date of your offering here and in other relevant sections of the prospectus.

Consistently revised to disclose that the offering will terminate at the latest 360 days from the effectiveness of this registration.

Risk Factors, page 7

No Agreement for Business Combination or Other Transaction… page 9

6.     In the last sentence of this risk factor you state that you may enter into a business combination with a business entity having “no significant operating history… limited or no potential earnings, limited assets, negative net worth…”   Please reconcile this statement with the requirements of Rule 419(e)(1) which states that the acquired business or assets that will constitute the business of the registrant for which the fair value or net assets to be acquired represent at least 80 percent of the maximum offering proceeds.

Last sentence deleted.

Lack of Agreement to Provide Operating Funds May Cause the Company… page 11

7.      We  note that under this risk factor you state that Mr. O’Dare will provide funds for the company to continue business until the offering is closed, but there is no enforceable agreement to such effect.   On page 23 you state that he has “verbally agreed” that he will advance the company any additional funds.   Please reconcile and clarify.

Reference to verbal agreement deleted.

Use of Proceeds, page 12

8.   To the extent funds will be available to you post-acquisition you should describe anticipated uses if known, using conditional language as appropriate.   Please revise this section accordingly.

Disclosure added that there are no anticipated uses of the funds post acquisition but that such funds may not be utilized to pay salary or reimbursement of expenses.

9.           Footnote (1) to your table estimate that you will pay “additional professional fees” and “consulting fees” in the event that you raise proceeds.  Please revise your discussion to address the nature and timing of the commissions and fees you anticipate incurring under each scenario.  Also, please reconcile with other disclosures which indicate this is a direct offering without payment of commissions.

Revised to clarify and partially delete such reference to make it clear that this is a direct offering without payment of commissions.

10.           Please revise footnote (2) to disclose the anticipated uses of the 10% proceeds which may be released from escrow and used only for expenses of an acquisition or merger.

Revised to disclose that such funds maybe be used only for expenses of an acquisition or merger for items such as postage, printing, legal etc.

Dilution, page 13

11.           Tell us how you calculated the minimum and maximum net tangible book values after the offering.

Net tangible book value before the offering plus the minimum and maximum offering amounts.

Selling Shareholder, page 14

12.           Please include a footnote indicating the number and percentage of shares after the offering assuming all of Mr. O’Dares’s shares are sold in the offering, of which there is no assurance.

Revised to indicate that if all of Mr. O’Dares shares are sold in the offering he will have 0 shares and hold 0% of the stock of the company post offering assuming all of Mr. O’Dares shares are sold in the offering, of which there is no assurance..

Plan of distribution, page 14

13.           We note your disclosure regarding the restrictions on blank check offerings under some states’ securities laws.   Please revise your disclosure to indicate in which states you anticipate conducting this offering.

Revised to indicate the offering will be sold only in Florida.

14.           In the middle of the fifth paragraph on page 15 you state that “[t]hereafter, this escrow agreement will terminate.”    We clarify your disclosure to indicate the date on which the escrow agreement terminates.    Further, please explain the reference to “additional disbursements” by the escrow agent stated in the preceding sentence and how such disbursements comply with Rule 419.

Reference to additional disbursements deleted.

15.           At the end of the fourth paragraph on page 16 you state that “a pro rata portion of the deposited funds (plus interest)” will be issued to investors.   However, at the end of the first paragraph on page five you state that the proceeds from the sale of shares in this offering will be deposited in a non-interest bearing bank account.    Please revise your disclosure for clarity and consistency.

Reference to “plus interest” removed.

Description of Securities to be Registered, page 16

16.           Please remove the statement on page 22 that the shares issued and to be issued are and will be fully paid and non-assessable.  This is a legal conclusion the company is not qualified to make.  Alternatively, please attribute these statements to counsel.

Deleted.

17.           Please relocate your discussion concerning the penny stock rules to a more appropriate location such as the Plan of Distribution.

Relocated to the Plan of Distribution section.

Management’s Discussion and Analysis…. Page 20

Plan of Operation, page 20

18.           In the last paragraph of this section you state that “the primary attraction of the [r]egistrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company.”   Please revise this section to discuss the underlying reasoning for this statement.

Revised to disclose that the fact an entity is reporting makes due diligence easier and fraud less likely.

Background of Directors, Executive Officers, Promoters and Control Persons, page 24

19.           Mr. O’Dare’s biography indicates that he is the President of Puravit Corporation and we note that he is also the President of Cheval Resources Corporation both of which are blank check companies currently in registration.   Given the similarities between these companies, offerings and the disclosure that he will only spend 10 hours per month developing the company’s business, please clarify who Mr. O’Dare will allocate his time and efforts among companies.  In addition, please clarify how potential investors and business opportunities will be allocated among the three companies.  Last, please update your risk factor heading “Potential Conflicts of Interest” to address Mr. O’Dares involvement with Puravita  and Cheval Resources.

Clarified that the companies will be given priority in the order that they are declared effective and that Puravita has already been declared as such.   Puravita and Cheval added to Conflicts of Interest risk factor.

Security Ownership of Certain Beneficial Owners and Management, page 25

20.           In footnote (3) you state that the aggregate amount of shares to be issued and outstanding after the offering is 50,000,000 but that the maximum sale of shares to be issued in this offering is 10,000,000.   Please revise this footnote to account for potential sale of shares by sole existing shareholder, Rory O’Dare.

Revised to include disclosure of the 40,000,000 shares held by Mr. O’Dare.

Exhibit 10.2   Subscription Agreement

21.           Please revise your subscription price throughout the agreement to reflect the price of $0.45 per share disclosed in your S-1.

Revised to consistently disclose $0.45 as the offering price.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

22.           Your auditor’s consent refers to the financial statements as of March 15, 2011, which the financial statements presented in this filing are as of April 30, 2011.  Please ask your auditor to revise the consent or advise.

Revised to reflect April 30, 2011.

Sincerely,

/s/ Rory O’Dare
Rory O’Dare, President
Cheval Resources Corporation